SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-11155

Westmoreland Coal Company	NYSE Amex
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2 North Cascade Avenue, 2nd Floor, Colorado Springs, CO 80903	(719) 659-8838
(Address, Including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $2.50 per share
Depositary Shares, each representing
one-quarter of a share of Series A Convertible
Exchangeable Preferred Stock
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Westmoreland Coal Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 29, 2011	By:	/s/ Jennifer S. Grafton

Date		Name:	Jennifer S. Grafton
		Title:	General Counsel and Secretary